SI

17008455

SEC Mail Processing Section

FEB 28 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper (513) 794 - 6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Martin T. Griffin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL SEAL STATE OF OHIO

LISA BATCHELDER
NOTARY PUBLIC
FOR THE
STATE OF OHIO
My Commission Expires
January 9, 2022

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

The Board of Directors
Ohio National Equities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Form SIPC-3 Revenues of Ohio National Equities, Inc. (the Company) for the year ended December 31, 2016, which were agreed to by the Company and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to supporting schedules and working papers, and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 24, 2017

SIPC-3 2016

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions.*
(ii) its business as a broker-dealer is expected to consist exclusively of
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts.
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products.

Pursuant to the terms of this form (detailed below).
x [signature] VP, National Sales 1/6/15
Authorized Signature/Title Date

8-

8-049296 FINRA DEC 3/6/1997
OHIO NATIONAL EQUITIES INC
ATTN: ~~BARBARA TURNER~~ Teresa Cooper
ONE FINANCIAL WAY
CINCINNATI, OH 45242

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016_

_

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2016 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.:

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2 and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 24, 2017

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	11,810,716
Accounts receivable from affiliates, net (note 3)		45,017
Prepaid state income taxes		142,417
Deferred federal and state tax asset (note 2)		835,176
Other assets		3,694
Total assets	$	12,837,020

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	579,292
Payable to affiliate, net (note 3)		49,754
Commissions payable (note 3)		2,056,012
Deferred bonus expenses (note 6)		2,093,702
Federal income taxes payable		138,598
Total liabilities		4,917,358
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		8,297,000
Retained deficit		(410,338)
Total stockholder's equity		7,919,662
Total liabilities and stockholder's equity	$	12,837,020

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Operations

Year ended December 31, 2016

Revenues:		
Distribution/sale of annuity contracts (note 3)	$	82,225,766
Other income		6,454
		82,232,220
Expenses:		
Commissions (note 3)		64,490,146
Employee compensation and benefits (note 6)		13,014,625
Regulatory fees and expenses		667,566
Travel and entertainment		2,182,826
Service contracts (note 3)		1,919,288
General expenses		612,601
		82,887,052
Loss before income taxes		(654,832)
Income taxes (note 2)		
Current expense		75,843
Deferred expense		89,335
		165,178
Net loss	$	(820,010)

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2016

		Common stock	Additional paid-in capital	Retained earnings / (deficit)	Total stockholder's equity
Balance at December 31, 2015	$	33,000	8,297,000	1,410,337	9,740,337
Dividend to The Ohio National Life Insurance Company		—	—	(1,000,665)	(1,000,665)
Net loss		—	—	(820,010)	(820,010)
Balance at December 31, 2016	$	33,000	8,297,000	(410,338)	7,919,662

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(820,010)
Adjustments to reconcile net income to net cash used by operating activities:		
Decrease in deferred tax asset (non cash)		89,335
Decrease in accounts receivable from affiliates		219,752
Decrease in other assets		19,429
Increase in income taxes payable		80,342
Decrease in accounts payable and accrued expenses		(490,527)
Net cash used in operating activities		(901,679)
Cash flows from financing activities:		
Dividends paid to The Ohio National Life Insurance Company		(1,000,665)
Net cash used in financing activities		(1,000,665)
Decrease in cash		(1,902,344)
Cash at beginning of year		13,713,060
Cash at end of year	$	11,810,716
Federal income tax paid to (reimbursed from) The Ohio National Life Insurance Company	$	(49,678)

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the "Company") was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company ("ONLIC"), is registered as a wholesale broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934 and is a member of the Financial Industry Regulation Authority. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section k(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities, but requires such funds or securities to be transmitted promptly.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

The Company earns revenue by retaining a sales load from the sale of variable life insurance contracts on behalf of Ohio National Life Assurance Corp ("ONLAC"), an affiliate, and variable annuity contracts and fixed annuity contracts on behalf of ONLIC and National Security Life and Annuity Company ("NSLAC"), an affiliate, to unrelated third party broker dealers and the O.N. Equity Sales Company ("ONESCO") through underwriting agreements with ONLAC, ONLIC, and NSLAC. Under the underwriting agreement, the Company earns revenue by distributing the variable annuity, fixed annuity and variable life products. The underwriting agreement establishes the amount of revenue due to the Company from ONLAC, ONLIC, and NSLAC. Commission expense reimbursed to ONLAC, ONLIC, and NSLAC are derived from retail distribution agreements with third party distributors. NSLAC also reimburses the Company for the expenses incurred by the Company for the distribution of the NSLAC products. Sales loads on the contracts are recognized as revenue when earned. Commissions on the contracts are charged to expenses when due. See Note 3 concerning related-party transactions.

Service contract expense is recognized ratably over the year based on annual cost models for direct and indirect costs related to services performed by ONESCO established through a service contract agreement with ONESCO and by ONLIC established under a service contract agreement with ONLIC. Additional expenses paid directly by the Company on behalf of ONLIC as established under a service contract agreement are reimbursed monthly and shown as a contra-expense to the corresponding costs. See Note 3 concerning related-party transactions.

Employee compensation, regulatory fees, travel and entertainment, printing and prospectuses and general expenses are recognized as they are incurred by the Company.

Employee incentive plans are an unsecured obligation. Participants will receive 1/4th of incentive amount within 15 days of the last day of each of the 39th, 42nd, 45th month and final payment on the 48th month after initial determination or year earned of such payment. The payments are subject to continued employment by the participant. See Note 6 concerning employee incentive plans.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income (loss). Currently, net income (loss) is the Company's only component of comprehensive income.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, effective for annual periods beginning after December 15, 2017 for public business entities. This guidance outlines a single, comprehensive model for accounting for revenue from contracts with customers. Topic 606 specifically excludes insurance contracts from its scope; however, management is in the process of evaluating any contractual arrangements which would fall into the scope of Topic 606.

In January 2016, the Company adopted ASU 2014-15, *Presentation of Financial Statements – Going Concern*. This guidance updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. This guidance requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. This guidance is effective for the annual period ending after December 15, 2016. For the period ended December 31, 2016, management completed its assessment and concluded that there is no doubt about the entity's ability to continue as a going concern.

(Continued)

(2) Income Taxes

The Company files a consolidated federal income tax return with its parent company, ONLIC. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2016, as it is more likely than not that the deferred tax asset will be fully realized.

The Company provides for federal income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2016, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2016 differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax expense	$	(229,192)	35.00%
Nondeductible expenses (meals and entertainment)		159,847	(24.41)
Transfer pricing		203,432	(31.07)
State tax, net of federal income tax benefit		30,909	(4.72)
Other		182	(0.03)
Total expense and effective rate	$	165,178	(25.23)%

The Company has established a federal deferred tax asset, related to the deferred bonus plan, in the amount of $732,795 and a state deferred tax asset in the amount of $102,381 as of December 31, 2016. Based upon all available evidence, Management believes it is more likely than not the Company will realize the benefits of the deferred tax assets.

(3) Related-Party Transactions

The Company has service contract agreements with ONLIC and ONESCO, and an underwriting agreement with NSLAC. The Company is billed from ONLIC for services, office space, equipment and materials necessary to the operation of the Company's business. The Company is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. NSLAC bills the Company for employee benefit chargebacks which reduce the service contracts expenses. There is no assurance that these costs would be similar if the Company had to obtain such services and support on its own. The Company had no payable due to ONLIC or NSLAC related to these service contracts as of December 31, 2016.

Charges for all services from ONLIC, ONESCO and NSLAC reimbursements included in service contracts expenses for the year ended December 31 were as follows:

		2016
Service expense to ONLIC	$	1,771,608
Service expense to ONESCO		159,540
NSLAC reimbursement		(11,860)
Total service contracts expenses incurred	$	1,919,288

Additionally, under the terms of the service contract agreement between the Company and ONLIC, the Company bills ONLIC, on a bi-weekly basis, for reimbursement of employee compensation and benefits expense for payroll services provided to ONLIC, for certain retirement plan service sales force/wholesalers who sell certain ONLIC products to which the Company is not a party and for which the Company does not record any associated revenue. The reimbursement offsets the expense recorded and thus there is no income statement impact as a result of the arrangement. At December 31, 2016, the Company had no receivable from affiliate and total expenses reimbursed for 2016 were $3,048,830 related to this arrangement.

The Company has a distribution and underwriting agreement with ONLIC to distribute variable and fixed annuity contracts and with ONLAC to distribute variable universal life contracts. In connection with the sale of these contracts, the Company records sales loads and related commission expenses, marketing allowance expenses paid to the distributors related to the sale or marketing of the contracts, printing and distribution of prospectuses, and other expenses incurred with the distribution of the

contracts. ONLIC reimburses the Company for any asset based marketing allowance expense and printing and prospectus expenses with respect to the contracts beginning the second year after issuance. The Company is also reimbursed by NSLAC for expenses related to distributing variable annuity and variable universal life contracts issued by NSLAC, per the underwriting agreement. The amounts owed to the Company from ONLIC, ONLAC and NSLAC as of December 31 were as follows, which are shown on the face of the statement of financial condition:

		2016
ONLIC sales load, net of commissions	$	13,559
ONLAC sales load, net of commissions		4,299
ONLIC asset based marketing allowance reimbursement		17,338
Other reimbursements from ONLIC/ONLAC		(23,740)
NSLAC distribution expenses		33,561
Total accounts receivable from affiliates, net	$	45,017

The payable to affiliate due to ONESCO related to the service contract agreement was $49,754 as of December 31, 2016. The unaffiliated accounts payable due to the distributors related to the sale or marketing of the contracts was $2,056,012 as of December 31, 2016.

During 2016, sale of these contracts resulted in revenue of $82,225,766 and expenses as follows as of December 31:

		2016
Commission expense	$	63,688,190
Asset based and sales based marketing allowance expense		8,545,437
Asset based marketing allowance expense reimbursement		(7,743,481)
Total commissions	$	64,490,146

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had a minimum capital requirement of

$327,824, and "aggregate indebtedness" and "net capital" of $4,917,358 and $6,893,358, respectively, and ratio of aggregate indebtedness to net capital of 0.71 to 1.

(5) Contingencies

The Company is not currently a defendant in litigation arising in and out of the normal course of business.

(6) Employee Incentive Plans

On January 1, 2008, the Company implemented a Deferred Bonus Plan for Wholesalers and a Divisional Sales Managers Incentive Bonus Program (the "Plans"). The Plans are intended to provide deferred cash compensation to certain employees of the Company in order to provide a material incentive for such employees toward increasing sales and increasing the value of the Company, and employee retention.

At December 31, 2016, the total deferred bonus expenses liability for the Plans was $2,093,702. The total expense at December 31, 2016 for the Deferred Bonus Plan for Wholesalers was $816,967 and for the Divisional Sales Managers Incentive Bonus Program was $508,553, which is included in employee compensation and benefits expense in the statement of operations.

(7) Fair Value Measurements

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company is required to categorize its assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include

U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, cash and cash equivalents, and exchange traded derivatives.

- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2016, the Company had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2016, the Company had no assets measured in Level 3 of the hierarchy.

The following table presents the Company's hierarchy for its assets and liabilities measured at estimated fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 11,810,716	—	—	11,810,716
Deposits	3,669	—	—	3,669
Total assets	$ 11,814,385	—	—	11,814,385

Determination of Fair Values
The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Cash – Cash is considered Level 1 as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Company holds cash deposits with various regulatory agencies. These deposits are considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the statement of financial condition.

Asset Transfers Between Levels
The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no net transfers to or from Level 1, Level 2, or Level 3 during 2016.

Fair Value Measurement on a Nonrecurring Basis
The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(8) Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, the date at which the financial statements were issued, and determined there are no additional items to disclose.

Schedule 1

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2016

Aggregate indebtedness:		
Total liabilities	$	4,917,358
Net capital		6,893,358
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $4,917,358)		327,824
Net capital in excess of requirements	$	6,565,534
Ratio of aggregate indebtedness to net capital		0.7133
Net worth:		
Common stock	$	33,000
Additional paid-in capital		8,297,000
Retained earnings		(410,338)
Total net worth		7,919,662
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliate		45,017
Other assets		981,287
		1,026,304
Net capital before haircuts on securities positions		6,893,358
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	6,893,358

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2016, filed on unaudited Form X-17A-5, Part IIA on January 25, 2017.

See accompanying report of independent registered public accounting firm.

Schedule 2

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)
Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.:

We have reviewed management's statements, included in the accompanying Ohio National Equities, Inc. Exemption Report (the Exemption Report), in which (1) Ohio National Equities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 24, 2017

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 5308
Cincinnati, Ohio 45201-5308

Marketing Desk: 888.744.7355
Customer Service: 888.925.6446
Fax: 513.794.4625

Ohio National Equities, Inc.
Member FINRA

Exemption Report

Ohio National Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1):

Limited business in certain redeemable securities of registered investment companies or insurance products.

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2016 without exception.

Ohio National Equities, Inc.

I, Martin T. Griffin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: Senior Vice President

Date: February 24, 2017